Exhibit 2 (ii)

VOTED: That a new Section 6 of Article IV be added to the Bylaws to read in its entirety as follows:

        "Section 6. The placing of a shareholder's name on a proxy pursuant to telephone or electronically transmitted instructions obtained pursuant to procedures reasonably designed to verify that such instructions have been authorized by such shareholder shall constitute execution of such proxy by or on behalf of such shareholder."